Tanzanian Gold Announces Name Change to

TRX Gold Corporation & Strengthens Management Team

FOR IMMEDIATE RELEASE – May 16, 2022

TORONTO, Ontario, May 16, 2022 (GLOBE NEWSWIRE) – Tanzanian Gold Corporation (TSX:TNX) (NYSE MKT:TRX) (the “Company” or “TanGold”) is pleased to announce that it will change its name from “Tanzanian Gold Corporation” to “TRX Gold Corporation” (the “Name Change”). The Name Change was approved by way of special resolution at the Company’s annual general and special meeting of shareholders held on February 25, 2022. The Company expects the Name Change to take effect at market open on May 27, 2022.

The Company’s common shares (the “Common Shares”) will continue trading on the Toronto Stock Exchange (the “TSX”) under its current ticker symbol “TNX” and on the New York Stock Exchange (the “NYSE”) under its current ticker symbol “TRX”. The new CUSIP of the Common Shares is 87283P109 and the new ISIN is CA87283P1099.

Completion of the Name Change is subject to the receipt of all required regulatory approvals, including approval by the TSX and NYSE. Shareholders of the Company are not required to exchange their existing share certificates for new certificates bearing the Company's new name. The Name Change does not affect the Company's share structure or the rights of the Company's shareholders.

In addition, the Company is pleased to announce the appointment of Christina Lalli as Vice President, Investor Relations (IR).

Ms. Lalli has close to 20 years of investor relations and capital markets experience, having spent most of that time in the mining sector. Having held several senior-level investor relations positions within that time frame, Ms. Lalli’s contribution has been instrumental in building robust IR programs, establishing new contacts, and developing important relationships within the Canadian, U.S. and European investment communities. Prior to joining TRX Gold, Ms. Lalli worked for several Canadian junior mining companies focused on EV metals and materials, where her efforts resulted in increased market awareness and share price growth. Prior to that, she worked with the Osisko group, notably for Osisko Mining Corporation. Ms. Lalli is a seasoned professional with a BA in Psychology/Human Relations, a Graduate Diploma in HR from McGill University and a graduate of the Ivey School of Business, University of Western Ontario, designated as Certified Professional in Investor Relations (CPIR). She is also a long-time member of the Canadian Investor Relations Institute.

About Tanzanian Gold Corporation

TanGold along with its joint venture partner, STAMICO is advancing a significant gold project at Buckreef in Tanzania.  Buckreef is anchored by an expanded Mineral Resource published in May 2020. Measured Mineral Resource is 19.98 million tonnes (“MT”) at 1.99 grams per tonne (“g/t”) gold (“Au”) containing 1,281,161 ounces (“oz”) of gold and Indicated Mineral Resource is 15.89 MT at 1.48 g/t gold containing 755,119 oz of gold for a combined tonnage of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold. The Buckreef Gold Project also contains an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for contained gold of 635,540 oz of gold. The Company is actively investigating and assessing multiple exploration targets on its property. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR and with the SEC on June 23, 2020 (the “Technical Report”), for more information. Buckreef is being advanced in a value accretive sustainable manner through:

Expanding Production Profile: A 360 tonne per day (“tpd”) processing plant is being expanded to 1,000+ tpd, enabling a near term production profile of 15,000 - 20,000 oz of gold per year.  Positive operating cash flow will be utilized for value enhancing activities, including exploration and Sulphide Project Development.

Exploration: Continuing with a drilling program with the goal of expanding resources, discovering new resources and converting resources to reserves, by: (i) step-out drilling in the northeast extension of Buckreef Main; (ii) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) developing an exploration program for the newly discovered Anfield Zone; (v) upgrading historical mineral resources at Bingwa and Tembo; (vi) identifying new prospects at Buckreef Gold Project, and in the East African region.

Sulphide Development Project: Unlocking the value of the Sulphide Project in which the ‘sulphide ore’ encompasses approximately 90% of the Resources.   It is the goal of the Company to exceed all metrics as outlined in the Technical Report, including annual production and strip ratio.

For further information, please contact Christina Lalli, Vice President Investor Relations at IR@tangoldcorp.com, or visit the Company website at www.tangoldcorp.com

Andrew M. Cheatle, P.Geo., the Company’s COO and Director, is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this press release.

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains forward-looking statements and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipates”, “expects” and similar expressions. All statements other than statements of historical fact, included in this news release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

The TSX And NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.